TRANSPARENTBUSINESS, INC.

228 Park Ave South 16065

New York, New York 10003

January 27, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Re:	TRANSPARENTBUSINESS, INC.

Registration Statement on Form 10

Filed April 30, 2021

File No. 000-56276

Ladies and Gentlemen:

TransparentBusiness, Inc. (the “Company”) hereby respectfully requests the withdrawal, effective immediately, of the registration withdrawal request filed on behalf of the Company on January 26, 2022 on Form RW (accession number 0001829126-22-001694) (the “Form RW”) in respect of the above-referenced registration statement.

Please do not hesitate to contact Michael J. Blankenship at (713) 651-2678 if you have any questions regarding the foregoing or if we can provide any additional information.

Sincerely yours,

TRANSPARENTBUSINESS, INC.,

By:	/s/ Richard Devlin
Richard Devlin
Senior Vice President and General Counsel

cc:	Michael J. Blankenship

Winston & Strawn LLP